

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Linda Marbán, Ph.D.
Chief Executive Officer
Capricor Therapeutics, Inc.
8840 Wilshire Blvd., 2nd Floor
Beverly Hills, CA 90211

> **Re: Capricor Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2020**
> **File No. 333-238088**

Dear Ms. Marbán:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert R. Carlson, Esq.